Jason T. Simon, Esq.
Tel (703) 749-1300
Jason.Simon@gtlaw.com

April 4, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Stacie Gorman Jeffrey Gabor

Re:	Concord Acquisition Corp III Preliminary Proxy Statement on Schedule 14A Filed March 27, 2023 File No. 001-41013

Dear Ms. Gorman and Mr. Gabor:

On behalf of Concord Acquisition Corp III (the “Company”), we are hereby responding to the letter, dated April 3, 2023 (the “Comment Letter”), from the Division of Corporation Finance, Office of Real Estate & Construction (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) filed on March 27, 2023. In response to the Comment Letter and to update certain information in the Preliminary Proxy Statement, the Company is filing Amendment No. 1 to the Preliminary Proxy Statement (“Amendment No. 1”) with the Commission, today.

For ease of reference, the text of the Staff’s comment, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response.

Preliminary Proxy Statement on Schedule 14A

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

United States Securities and Exchange Commission

Division of Corporation Finance

April 4, 2023

Response: The Company respectfully advises the Staff that neither the Company nor its sponsor, Concord Sponsor Group III LLC (the “Sponsor”), is, is controlled by, or has substantial ties with, a non-U.S. person. Both the Company and the Sponsor are U.S. entities, and the managers of the Sponsor are U.S. citizens. Each of the Company’s officers and directors is a U.S. citizen. In response to the Staff’s comment, the Company has revised its disclosure on page 17 of Amendment No. 1 to add the related risk factor to provide additional detail regarding the aforementioned disclosure.

* * *

Please do not hesitate to call me at (703) 749-1300 should you have any questions regarding Amendment No. 1 or the above response.

Sincerely yours,

/s/ Jason T. Simon

Jason T. Simon

cc:	Concord Acquisition Corp III
Jeff Tuder